EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar Amounts In Thousands)

	2003	2002	2001	2000	1999

EARNINGS
Pre-tax income (loss)	$(67,746)	$(79,157)	$(4,416)	$123	$40,092
Fixed charges	11,205	4,611	7,832	13,024	13,109

Total	$(56,541)	$(74,546)	$3,416	$13,147	$53,201

FIXED CHARGES
Interest expense and amortization of
debt discount and premium on all
indebtedness	$9,887	$3,257	$6,541	$11,889	$12,221
Interest portion of rental expense	1,318	1,354	1,291	1,135	888

Total fixed charges	$11,205	$4,611	$7,832	$13,024	$13,109

Ratio of earnings to fixed
charges	(A)	(B)	(C)	1.0x	4.1x

(A)	Earnings were insufficient to cover fixed charges by $67.7 million in 2003.

(B)	Earnings were insufficient to cover fixed charges by $79.2 million in 2002.

(C)	Earnings were insufficient to cover fixed charges by $4.4 million in 2001.